EXHIBIT 77M:

(a)  	On June 13, 2011, the Highland Floating Rate
Advantage Fund ("ADV") and Highland Floating Rate Fund
("FRF") were reorganized into the Highland Floating Rate
Opportunities Fund ("FROF"), a series of Highland Funds I
("HFI").

(b)  	At a Meeting of the Board of Trustees of ADV,
FRF, and HFI, held on February 21, 2011, the Board, including a majority of the Trustees who are not "interested persons" of ADV, FRF, and HFI, as defined by the Investment Company Act of 1940, as amended, approved the proposed Agreement and Plan of Reorganization
("Reorganization") to combine ADV and FRF into FROF.

      At a Special Joint Meeting of Shareholders of ADV and FRF, held on May 23, 2011, the shareholders of each of ADV and FRF approved the Reorganization. The
Reorganization by and between HFI, on behalf of FROF and each of ADV and FRF is attached as Exhibit 77Q1(g) to Form N-SAR.